EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except Per Share Amounts)

(Unaudited)

Nine Months Ended
September 30, 2003
Income before income taxes	$1,507.6

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	98.8

Portion of rents representative of interest factor	24.5

Less:
Gain on equity investments	(0.2)

Income as adjusted	$1,630.7

Fixed charges:

Interest on indebtedness and amortization of debt expense and discount or premium	98.8

Portion of rents representative of interest factor	24.5

Capitalized interest	3.2

Total fixed charges	$126.5

Ratio of earnings to fixed charges	12.9